                       SECURITIES AND EXCHANGE COMMISSION
                              450 Fifth Street N.W.
                           Washington, D.C. 20549-1004

                                    FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 30, 1999


                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ___________ to _____________


Commission file number 1-892

         A. Full title and the address of the plan, if different from that of the issuer named below:

         THE B.F.GOODRICH COMPANY RETIREMENT PLUS SAVINGS PLAN FOR WAGE
         EMPLOYEES.

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                         The B.F. Goodrich Company
                                         Four Coliseum Centre
                                         2730 West Tyvola Road
                                         Charlotte, NC 28217-4578

                              REQUIRED INFORMATION


1.       Audited Financial Statements for the Plan.


         The Report of Independent Auditors; Statements of Assets Available for Benefits as of December 30, 1999 and December 31, 1998; and Statement of Changes in Assets Available for Benefits for the year ended December 30, 1999.


2.       Exhibit 23 Consent of Independent Auditors - Ernst & Young LLP


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, The B.F.Goodrich Company Retirement Plus Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    THE B.F.GOODRICH COMPANY RETIREMENT PLUS
                                    SAVINGS PLAN COMMITTEE



June 27, 2000                       /S/ Kevin P. Heslin
                                    --------------------------------------------
                                    Kevin P. Heslin
                                    Chairman of The B.F.Goodrich Company
                                    Retirement Plus Savings Plan Committee

AUDITED FINANCIAL STATEMENTS

The BFGoodrich Company Retirement Plus Savings Plan for Wage Employees, for the years ended December 30, 1999 and December 31, 1998 with Report of Independent Auditors

                        The BFGoodrich Company Retirement
                      Plus Savings Plan For Wage Employees

                          Audited Financial Statements

               Years Ended December 30, 1999 and December 31, 1998



                                    Contents



Audited Financial Statements

Report of Independent Auditors..............................................1
Statements of Assets Available for Benefits.................................2
Statements of Changes in Assets Available for Benefits......................3
Notes to Financial Statements...............................................4

                         Report of Independent Auditors


The BFGoodrich Company
Retirement Plus Savings Plan
    Committee

We have audited the accompanying statements of assets available for benefits of The BFGoodrich Company Retirement Plus Savings Plan for Wage Employees as of December 30, 1999 and December 31, 1998, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 30, 1999 and December 31, 1998, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.




                                                /S/ Ernst & Young LLP

June 23, 2000

                        The BFGoodrich Company Retirement
                      Plus Savings Plan For Wage Employees

                   Statements of Assets Available for Benefits



                                  DECEMBER 30, 1999   DECEMBER 31, 1998
                                  -----------------   -----------------

ASSETS
   Investments, at fair value:
     The BFGoodrich Retirement
       Plus Savings Plan Master
       Trust (Notes 2 and 4)         $95,779,914        $89,637,067
                                     -----------        -----------

   Receivables
     Contributions:
       Participants                      525,005            260,345
       The BFGoodrich Company            227,122            115,335
                                     -----------        -----------
   Total receivables                     752,127            375,680
                                     -----------        -----------

Assets available for benefits        $96,532,041        $90,012,747
                                     ===========        ===========


See accompanying notes to financial statements.

                        The BFGoodrich Company Retirement
                      Plus Savings Plan For Wage Employees

             Statements of Changes in Assets Available for Benefits



                                                                   YEAR ENDED           YEAR ENDED
                                                                DECEMBER 30, 1999    DECEMBER 31, 1998
                                                                -----------------    -----------------

ADDITIONS
Investment income:
   Interest                                                       $  1,257,421         $ 1,112,096
   Dividends                                                         3,945,076           3,360,219
   Net realized and unrealized appreciation (depreciation)
     in aggregate fair value of investments                         (4,675,681)          1,612,044
                                                                  ------------         -----------
                                                                       526,816           6,084,359
                                                                  ------------         -----------

Contributions from:
   Participants                                                      8,519,523           7,775,815
   The BFGoodrich Company                                            3,638,015           2,923,120
                                                                  ------------         -----------
                                                                    12,157,538          10,698,935
                                                                  ------------         -----------
Total additions                                                     12,684,354          16,783,294

DEDUCTIONS
Withdrawals and terminations                                         6,039,565           7,382,787
Administrative expenses (Note 1)                                       125,495             113,561
                                                                  ------------         -----------
Total deductions                                                     6,165,060           7,496,348
                                                                  ------------         -----------
                                                                     6,519,294           9,286,946

Trust to trust transfers (Note 1)                                           --          10,731,853
                                                                  ------------         -----------
Net increase                                                         6,519,294          20,018,799

Assets available for benefits at beginning of year                  90,012,747          69,993,948
                                                                  ------------         -----------

Assets available for benefits at end of year                      $ 96,532,041         $90,012,747
                                                                  ============         ===========


See accompanying notes to financial statements.

                        The BFGoodrich Company Retirement
                      Plus Savings Plan For Wage Employees

                          Notes to Financial Statements

                                December 30, 1999

1. DESCRIPTION OF THE PLAN

The BFGoodrich Company Retirement Plus Savings Plan for Wage Employees (the "Plan") is a defined contribution plan covering substantially all regular service wage employees of The BFGoodrich Company (the "Company") Akron, Cleveland, Cincinnati and Troy, Ohio; Calvert City and Louisville, Kentucky; Union and Spencer, West Virginia; Tullahoma, Tennessee ("Tullahoma"); Phoenix, Arizona; Charlotte, North Carolina; and Everett and Kalama, Washington plants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

During 1999, the fiscal year end of the Plan was changed from December 31 to December 30. The period from January 1, 1999 to December 30, 1999 is referred to as "the year ended December 30, 1999" in these financial statements.

Effective February 1, 1994, The BFGoodrich Company Retirement Plus Savings Plan Master Trust (the "Master Trust") was established to hold the assets of the Plan and the assets of The BFGoodrich Company Retirement Plus Savings Plan. All investment information disclosed in the financial statements, including investments held at December 30, 1999 and December 31, 1998, and net appreciation (depreciation) in fair value of investments, and interest and dividend income for the years ended December 30, 1999 and December 31, 1998, was obtained or derived from information supplied and certified as complete and accurate by Fidelity Investments (the "Trustee").

The plans of certain businesses acquired by the Company were merged into the Plan as follows:

o Effective December 31, 1998, the portions of the Hilton Davis Company Employee's Retirement Savings Plan, the Kalama Chemical Inc. Savings & Retirement Plan, and the Freedom Textile Chemical Savings Plan covering wage employees were merged into the Plan, resulting in a transfer of $10,731,853 to the Plan.

The Plan offers participants the choice of two savings options: an after-tax savings option and a pretax, 401(k) savings option. Under the after-tax savings option, employee contributions are subject to federal income taxes, whereas under the pre-tax savings option the participants postpone paying federal income taxes on the amount of contributions deducted from their wages until the contributions are withdrawn from the Plan. Participants can elect to participate in either or both of the savings options, and can contribute to each of the investment funds under both savings options.

                        The BFGoodrich Company Retirement
                      Plus Savings Plan For Wage Employees

                    Notes to Financial Statements (continued)



1. DESCRIPTION OF THE PLAN (CONTINUED)

Each employee who elects to become a participant in the Plan authorizes a payroll deduction from 1% to 18% of their eligible earnings, subject to limitation under the Internal Revenue Code (the "Code").

The Plan provides that for each plan year the employer will contribute, as matching contributions, a percentage of the participants' contributions that are 6% or less of the participant's monthly eligible earnings, except for contributions made for the participants employed at the Tullahoma and Cleveland Landing Gear plants. Employer matching contributions made for the Tullahoma participants and Cleveland Landing Gear participants are limited to 4% or less of the participant's monthly eligible earnings.

The employer matching contribution rate varies from plant to plant, but generally approximates 50% of participants' eligible contributions to the Plan. In some cases, the matching contribution rate is higher if contributions are directed to the BFGoodrich Stock Fund. Employer matching contributions are invested initially in the BFGoodrich Stock Fund except for participants of one small business unit of the Company where, beginning December 31, 1998, the employer match is participant-directed. Under certain conditions, participants can redirect the employer matching contributions to the other investment funds.

The Plan also provides for the making of employer retirement contributions to the accounts of eligible employees of the Akron and Kalama plants. These contributions, which are not contingent on the making of employee contributions, equal 4% of the monthly eligible earnings for the Akron and Kalama employees. These contributions have been invested in the Managed Income Fund. Participants can redirect the employer retirement contributions to the other investment funds.

The Plan provides for the acceptance of rollover contributions from other plans qualified under the Code. Rollover contributions can be made only in cash to the Plan's pre-tax savings option.

Dividends, interest and proceeds from sale of investments in each Fund are reinvested in the respective Fund.

Participant contributions are always fully vested. Company contributions vest immediately upon completion of three years of service by the participant. Effective April 9, 1999 a change in control as defined in the Plan occurred resulting in all participants on that date becoming fully vested in Company contributions. Company contributions may not be withdrawn until the participant reaches age 55, or upon termination, disability or death. Forfeitures are applied to reduce contributions required by the Company.

                        The BFGoodrich Company Retirement
                      Plus Savings Plan For Wage Employees

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

A participant who elects to withdraw from the Plan is paid the current value of his vested account balance. Distributions from the BFGoodrich Stock Fund are made in cash or stock of the Company, and distributions from the other funds are made in cash.

Participants may borrow against their employee contributions and related earnings as permitted under the Code not to exceed the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with prevailing market rates as determined monthly by the Trustee. Principal and interest is paid ratably through monthly payroll deductions.

Administrative expenses relating to record keeping and investment management fees are paid by the Plan and charged to participants' accounts. These expenses are charged against the earnings of the investment funds in which the participants' funds are invested.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue such contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, the net assets of the Plan will be distributed to the participants based on the value of their accounts. Since this is an individual account plan, the Pension Benefit Guaranty Corporation does not guarantee any benefits.

The foregoing description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions. Copies of the plan document are available from the Human Resource Department of the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are reported on the accrual basis of accounting.

INVESTMENT VALUATION

The Plan's investments are held in the Master Trust, a master investment trust administered by the Trustee. Participation units of the Master Trust are stated at the underlying fair value of the trust investments. The asset value of the BFGoodrich Stock Fund is derived from the value of the Plan Sponsor's common stock. Investments in the individual Fidelity mutual

                        The BFGoodrich Company Retirement
                      Plus Savings Plan For Wage Employees

                    Notes to Financial Statements (continued)


2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

funds are valued at quoted market prices on the last business day of the Plan year. Investments in the Managed Income Fund are primarily investment contracts, offered by major insurance companies and other approved financial institutions (with an average yield of 6.1% in 1999 and 6.4% in 1998), and are valued at contract value (which approximates fair value). The loans to participants are valued at their outstanding balance which approximates fair value. Temporary investments represent investments in short-term fixed income obligations which have a fair value approximately equal to cost.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 28, 1996, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The BFGoodrich Company Retirement Plus Savings Plan Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

4. INVESTMENTS

The investment in the BFGoodrich Retirement Plus Savings Plan Master Trust represents the Plan's proportionate interest in the assets of the Master Trust at December 30, 1999 and December 31, 1998, respectively. The Plan's investment in the BFGoodrich Retirement Plus Savings Plan Master Trust represented 16.4% and 15.3% of the total assets of the Master Trust at December 30, 1999 and December 31, 1998, respectively.

                        The BFGoodrich Company Retirement
                      Plus Savings Plan For Wage Employees

                    Notes to Financial Statements (continued)


4. INVESTMENTS (CONTINUED)

The Plan has a divided interest in the Participant Loan Account which reflects the Plan's specific loan transactions. Participation by the Plan in the Master Trust investment accounts is increased or decreased by the purchase or redemption of units of participation at the unit value established at the end of the day on which the purchase or redemption of units occurred. Summarized financial information for the Master Trust is as follows:

                                                                DECEMBER 30, 1999     DECEMBER 31, 1998
                                                                -----------------     -----------------
Statement of Assets
Investments at fair value:
   BFGoodrich Stock Fund                                          $ 181,822,425         $ 216,563,164
   Fidelity Investments                                             370,820,646           341,384,855
   Loans to participants                                             27,924,911            27,667,984
                                                                  -------------         -------------
Total investments                                                   580,567,982           585,616,003

Total receivables                                                     1,922,255             1,620,379
                                                                  -------------         -------------

Assets payable to participating plans                             $ 582,490,237         $ 587,236,382
                                                                  =============         =============


                                                                DECEMBER 30, 1999     DECEMBER 31, 1998
                                                                -----------------     -----------------
Statement of Changes in Assets

Assets payable to participating plans at beginning of year        $ 587,236,382         $ 503,497,414

Total additions                                                      79,194,986           119,574,377
Total deductions                                                    (44,489,954)          (36,831,435)
Net realized and unrealized appreciation (depreciation) in
   fair value of investments                                        (39,451,177)              996,026
                                                                  -------------         -------------
Assets payable to participating plans at end of year              $ 582,490,237         $ 587,236,382
                                                                  =============         =============

                        The BFGoodrich Company Retirement
                      Plus Savings Plan For Wage Employees

                    Notes to Financial Statements (continued)


5. NONPARTICIPANT-DIRECTED INVESTMENTS

The Plan's investment options are participant-directed with the exception of the BFGoodrich Stock Fund and the Managed Income Fund. The employer match on participant contributions is automatically invested in the BFGoodrich Stock Fund, and may only be redirected under certain conditions. Retirement contributions are automatically invested in the Managed Income Fund and may be redirected by participants with no restrictions. As the participant-directed and non-participant directed amounts cannot be separately determined, these investment options are considered to be non-participant directed for financial statement disclosure purposes under Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters".

Information about the assets and the significant components of the changes in the assets relating to the non-participant directed investments is as follows:

                                                  BFGOODRICH STOCK FUND                MANAGED INCOME FUND
                                         DECEMBER 30, 1999   DECEMBER 31, 1998  DECEMBER 30, 1999  DECEMBER 31, 1998
                                         -----------------   -----------------  -----------------  -----------------

ASSETS:

Investments, at fair value:
   The BFGoodrich Retirement Savings
     Plan Master Trust                      $22,966,469        $23,726,668        $11,151,191        $9,794,697

Contributions receivable                        459,956            229,921             67,703            39,522
                                            -----------        -----------        -----------        ----------
                                            $23,426,425        $23,956,589        $11,218,894        $9,834,219
                                            ===========        ===========        ===========        ==========

                                            YEAR ENDED          YEAR ENDED
                                        DECEMBER 30, 1999   DECEMBER 30, 1999
                                        -----------------   -----------------

CHANGES IN ASSETS:

Total additions                            $ 8,636,342         $ 2,489,143
Total deductions                            (1,113,971)         (1,104,468)

Net realized and unrealized
appreciation (depreciation) in fair
value of investments                        (8,052,535)                 --
                                           -----------         -----------
                                           $  (530,164)        $ 1,384,675
                                           ===========         ===========

                        The BFGoodrich Company Retirement
                      Plus Savings Plan For Wage Employees

                    Notes to Financial Statements (continued)


6. TRANSACTIONS WITH PARTIES-IN-INTEREST

All legal and accounting expenses of the Plan are paid by the Company. Other than as described above or pursuant to the Master Trust agreement, the Plan has had no agreements or transactions with any parties-in-interest.

7. NUMBER OF PARTICIPANTS (UNAUDITED)

At the end of 1999 and 1998 there were 3,814 and 3,827 participants, respectively, with account balances in the Plan.


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